Exhibit 99.2

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

February 1, 2005
Basel, Switzerland
News Release: Full year results 2004

Ciba Specialty Chemicals with sound performance in demanding environment

•	Sales in local currencies up 8 percent, including acquisitions

•	Improved profitability, before restructuring and special charges, despite negative currency effects

•	Net income up 10 percent, before restructuring and special charges

•	Free cash flow affected by acquisition related cash outs

•	Project Shape well underway, integrating Raisio Chemicals and refocusing textile business

•	High CHF 3 per share payout to shareholders proposed once again

Financial highlights (in millions of Swiss francs, except per share data)

Full year to full year comparisons
	Excluding restructuring and special charges				Incl. restructuring and
			Change in %		special charges
				Local
Year ended December 31,	2004	2003	CHF	curr. (a)	2004	2003

Net sales*	7 027	6 646	+6%	+8%
Operating income	610	571	+7%	+16%	519	571
Net income	379	344	+10%		311	344
Earnings per share, basic and diluted	5.74	5.03	+14%		4.71	5.03
Free cash flow*	270	728	-63%
EBITDA	1 004	937	+7%	+13%
EBITDA margin*	14.3%	14.1%

*Excluding acquisitions, sales for the full year 2004 were up 2 percent in local currencies and flat in Swiss francs and the EBITDA margin was 14.7 percent of sales. Included in 2004 free cash flow are cash outs of around CHF 46 million for specific, one time acquisition related measures.

See consolidated financial highlights and notes to news release at the end of this news release.

Ciba Specialty Chemicals today announced full year results for 2004. Armin Meyer, Chairman of the Board and Chief Executive Officer comments:

“In 2004, we substantially enhanced the portfolio with acquisitions, and further aligned the business to rapidly changing market conditions. We were able to increase sales and, before restructuring and special charges, profitability over the previous year, despite a demanding competitive environment and a severe negative currency impact. We are not yet where we want to be with the business, but we have taken the right measures in order to get there. Project Shape, which is addressing the Raisio Chemicals integration and supporting the shift of the textile business to Asia, is well underway. Our inherent strength, along with the measures taken in 2004 and a sound strategic focus, provide the basis to once again, propose a shareholder payout of CHF 3 per share, at the Annual General Meeting on March 3, 2005.”

The Board of Directors’ proposal consists of an additional reduction of the nominal value of a share from CHF 3 to CHF 1, along with a CHF 1 dividend.

Sales up 8 percent in local currencies, 6 percent in Swiss francs

Sales for the year were 8 percent higher in local currencies and 6 percent higher in Swiss francs compared with 2003, reaching CHF 7.03 billion. Raisio Chemicals’ sales increased 7 percent in local currencies. Excluding the effect of acquisitions, Group sales in local currencies were up 2 percent, while exchange rate changes, particularly the continued weakening of the U.S. dollar, led to flat sales in Swiss francs. Strong growth was seen in Region China, as well as the Americas, while European sales remained stable in Swiss francs.

Over the year, sales price erosion slowed down and had virtually stopped by the fourth quarter. Raw material costs for the year as a whole were at the same level as the previous year, with declines in the first part and increases towards the end. The Company implemented select price increases across all segments in the latter part of the year. The result was steady sales prices in the second half, resulting in the slowdown in price erosion.

Volumes were up 5 percent compared with 2003, with particular growth in the more specialized parts of the business.

Product margins remained stable throughout the year. Overall capacity utilization was above 2003 levels, although the usual shutdowns for maintenance, in particular at year-end, led to lower capacity utilization in the fourth quarter. Selling, general and administrative expenses were kept tightly under control with increases well below sales growth.

Investment into research and development remained high at CHF 288 million, up 4 percent in local currencies and 2 percent in Swiss francs, at 4.1 percent of sales.

Profitability improved despite difficult currency situation

Operating income, before restructuring and special charges, was up 7 percent in Swiss francs and 16 percent in local currencies. Including restructuring and special charges, operating income in Swiss francs and local currencies were down 9 percent and 1 percent, respectively.

EBITDA, before restructuring and special charges, increased 7 percent in Swiss francs and 13 percent in local currencies to CHF 1 billion, reaching a margin of 14.3 percent of sales (2003: 14.1 percent). About half a percent of margin was lost following the shifts in currency exchange rates in 2004, particularly the depreciation of the U.S. dollar against the euro and Swiss franc. As expected, the acquisition of Raisio Chemicals had a slightly adverse impact on the EBITDA margin. Excluding acquisitions, the EBITDA margin for the Company’s underlying businesses increased to 14.7 percent of sales.

Net income, before restructuring and special charges, was up 10 percent to CHF 379 million with corresponding earnings per share of CHF 5.74. On a comparable basis, before special items in 2003 and 2004, as well as before restructuring and special charges, net income was up 5 percent. Net income, including all effects, was CHF 311 million, with earnings per share of CHF 4.71.

Balance sheet remains strong after acquisitions

The balance sheet remains strong after acquisitions. Net debt was CHF 1.84 billion compared with CHF 1.05 billion in 2003. Free cash flow was CHF 270 million. Included in free cash flow are cash outs of around CHF 46 million for specific, one-time acquisition related measures, including the build up of current assets for two new plants in China. As expected, the growth in Asia led to increased inventories and receivables.

Fourth Quarter Overview

Financial highlights (in millions of Swiss francs, except per share data)

4th quarter to 4th quarter comparisons (unaudited)
	Excluding restructuring and special charges				Incl. restructuring and
			Change in %		special charges
				Local
Three months ended December 31,	2004	2003	CHF	curr. (a)	2004	2003

Net sales*	1 766	1 623	+9%	+14%
Operating income	97	87	+12%	+36%	6	87
Net income (loss)	46	43	+8%		(22)	43
Earnings (loss) per share, basic and diluted	0.69	0.64	+9%		(0.34)	0.64
EBITDA	207	180	+15%	+28%
EBITDA margin*	11.7%	11.1%

*Excluding acquisitions, sales for the fourth quarter of 2004 were up 3 percent in local currencies and down 2 percent in Swiss francs, while EBITDA margin was 12.1 percent of sales.

Sales for the fourth quarter were CHF 1.8 billion, 14 percent higher in local currencies and 9 percent higher in Swiss francs than for the same period in 2003. Without the effect of acquisitions, these figures were up 3 percent in local currencies and down 2 percent in Swiss francs. Sales in the fourth quarter are traditionally lower than previous quarters due to year-end business slowdowns. In addition, customer demand in Textile Effects dropped as a result of uncertainties stemming from the ending of WTO quotas for the textile industry. Coating Effects faced over-stocking in CD-Rs by customers and saw a resultant slowdown in its Electronics Materials business unit.

Gross profit for the quarter was higher than 2003, although it did reflect a slowdown of demand in some areas. Selective increases in raw material costs led to additional margin pressure, compared with the third quarter. Sales price increases to offset these rises in raw material costs have already been implemented and will take more effect from the first quarter of 2005. Production levels, although higher than 2003, reflected the normally lower levels seen with the traditional year-end shutdown of many plants for maintenance.

The EBITDA margin, excluding restructuring and special charges, was higher at 11.7 percent, compared with 11.1 percent in the fourth quarter of 2003. The acquired Raisio Chemicals business saw a clear improvement in profitability towards the year-end, although still below the Company average. Excluding acquisitions, the EBITDA margin was 12.1 percent.

Project Shape well underway

Project Shape, launched in October 2004, is primarily directed towards assuring the successful and efficient integration of Raisio Chemicals, and towards supporting the shift of Textile Effects to Asia, with the related reduction of European manufacturing and marketing activities.

This project is well on track, with total annualized cost savings of CHF 90 million expected after full implementation in 2007. CHF 80 million of restructuring charges were incurred in the fourth quarter (CHF 57 million after tax), with sizable parts relating to the planned closure of a site in the U.K. Headcount reductions under this program had already amounted to 250 positions by the year-end, out of a planned total of 950.

Shaping the business for profitable growth

Major steps were taken in 2004 towards shaping the business to meet the long term challenges of a dynamic environment.

The acquisition of Raisio Chemicals provided the platform to market leadership in the paper chemicals business. The acquisition broadened the product portfolio and geographically aligned the business towards the customer base.

The acquisition of Pira International substantially increased the Company’s presence in the still emerging area of expert services, with an additional source of specialist knowledge for customers in key markets.

In 2004, the business of the Home & Personal Care Segment was integrated into two existing segments in order to streamline the support structures. This move is providing initial substantial cost savings.

Leveraging geographic growth potential and developing new, untapped business opportunities remains the main focus for the Company in 2005. In 2004, further steps were taken to strengthen the business in Asia across all segments. The new R&D center in Shanghai is now operational. It is a central part of the strategy to expand the R&D network into a truly global operation and bring innovative solutions direct to local marketplaces. In addition, further investments in production were made in China and Taiwan. Overall capital expenditures increased significantly in Asia-Pacific over 2003.

The Company has also expanded initiatives focused on end-user markets. This approach is expected to be particularly successful in targeting the packaging industry, where the Company has assembled expertise across the Group to capitalize on the trend for smart packaging. Innovation remains key and the Company continues to turn out important new products like Ciba® Prime IT™ — a unique, patented treatment that transforms plastic into a high quality print medium.

Other initiatives are geared towards aligning the processes of the Company to the changing requirements of the business. They also include the completion of the projects to harmonize the supply chain and new initiatives to look at standardizing key processes across all businesses and regions, including the implementation of unified IT structures.

Outlook

The Company’s inherent strength, along with the measures taken in 2004 and a clear strategic focus, provide the basis for confidence going forward. However, the Company expects to continue to face some difficult challenges in 2005, particularly a tough competitive environment, rising raw material costs and ongoing negative currency impact. Assuming business conditions in 2005 are equivalent to last year and that currency levels do not worsen further, the Company expects higher sales in local currencies and, in Swiss francs, EBITDA and comparable net income above last year’s levels. Free cash flow in 2005 is expected to be between CHF 250 and CHF 350 million.

Armin Meyer, Chairman of the Board and Chief Executive Officer comments: “We are determined to effectively manage the challenges in our business environment. Price increases have been implemented and I expect to see the benefits coming through quickly. We will also continue our strong focus on cost management and purchasing efficiencies, as well as on achieving optimal positioning for Textile Effects and Water & Paper Treatment.”

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of 7 billion Swiss francs and invested 288 million in R&D.

Virtual news kit: www.cibasc.com/media
•	News release in full
•	Media presentation (available from 10:30 CET onwards)
•	Annual Report 2004 (pdf) including
•	– Business Review 2004
•	– Financial Review 2004
•	Photos Ciba Specialty Chemicals

Financial calendar
•	March 3, 2005: Annual General Meeting of Shareholders
•	March 8, 2005: Expected dividend payment date

•	April 21, 2005: First Quarter 2005 financial results
•	May 18, 2005: Expected payment from capital reduction
•	August 18, 2005: Half Year 2005 financial results
•	November 2, 2005: Nine Month 2005 financial results

For further information please contact:

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019
Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111

Detailed Group Review

Business environment

The business environment was mixed across different regions of the world. While the climate remained upbeat in China and those Asian countries exporting significantly to China, other parts of Asia showed less positive economic momentum.

Macroeconomic growth in the Americas continued well into the fourth quarter. European market development was mixed, but economic growth on the whole was below the levels of the other regions.

The shifts in currency exchange rates during 2004 presented significant challenges. On average for the year, the U.S. dollar depreciated 8 percent against the Swiss franc, from CHF 1.35 to CHF 1.24, with a low in December 2004 of CHF 1.13. The euro and British pound strengthened slightly against the Swiss franc.

Currency trends caused a negative translation impact on the results. Additionally, some sales prices that are normally set in euro or Swiss francs had to be adjusted downwards, reflecting the weakened U.S. dollar. Part of the price declines noted in the business stem from these secondary currency effects.

Solid sales growth

After acquisitions, the global distribution of sales for the year remained balanced, with Europe at 44 percent of sales, the Americas at 29 percent and Asia Pacific at 27 percent.

Overall, European sales were higher than the previous year at CHF 3.1 billion. Sales were lower in the UK, while Germany performed well. The acquisitions of Raisio Chemicals and Pira International shifted the mix of sales within Europe, primarily strengthening in the Nordic countries and Eastern Europe. Sales in the Americas were higher at CHF 2.0 billion, due to increased sales in the U.S. in local currencies and a particularly strong performance in South America. Asia Pacific sales increased to CHF 1.9 billion. Region China was also particularly strong and Japan was up on demand from Chinese customers. There was also good growth in India.

Looking sequentially at price development, 2004 saw a change in trend from the historic level of -3 percent price erosion, to a much more reduced level. Selective price increases, particularly in the second half, led to stabilizing price levels for this period. Additional price increases were implemented during the fourth quarter and will take more effect from the first quarter of 2005.

Volumes before acquisitions were up 5 percent, with increases noted particularly in the more specialty businesses of Plastic Additives, as well as in Water & Paper Treatment and in some areas of Coating Effects. As part of a drive towards more profitable sales, Plastic Additives and Water & Paper Treatment, in particular, stopped certain low margin sales, hence volume growth of profitable sales was overall, higher than 5 percent.

Gross Profit and Selling, General & Administrative Expenses

Gross profit increased by 5 percent in Swiss francs and 9 percent in local currencies. The drop in intensity in percentage of sales is almost entirely due to the acquisition of Raisio Chemicals. Without acquisitions, gross profit intensity in percentage of sales improved over the prior year.

Selling, general and administrative expenses were up 3 percent in Swiss francs and 6 percent in local currencies, with more than half of this increase stemming from acquisition effects.

Operating Income and EBITDA

Both operating income and EBITDA in Swiss francs, before restructuring and special charges, were 7 percent higher than the previous year at CHF 610 million and CHF 1.0 billion respectively, despite significant negative currency impact. Excluded as restructuring and special charges, are the pre-tax costs associated with Project Shape, CHF 80 million, and the amortization of in-process R&D linked to the acquisition of Raisio Chemicals, CHF 11 million.

This improvement reflects volume growth, a shift in product mix to higher margin products and also higher capacity utilization levels. Raw material costs overall remained at the same level as previous years, but showed signs of increasing in some segments towards year-end. In addition, there were further productivity and yield improvements in production.

EBITDA margin, before restructuring and special charges, was increased to 14.3 percent, from 14.1 percent in 2003. As expected, margins were also adversely affected by currency impact. The acquired Raisio Chemicals business increasingly contributed to EBITDA, although as expected it is still below Company average levels, as the integration is not yet complete. Without acquisition effects, the EBITDA margin was 14.7 percent.

Net Interest Expense and Net Income

Net interest expense was kept at similar levels to 2003. Successful hedging of foreign currency transaction exposure helped to mitigate the effects of currency shifts substantially. Taxes, excluding special effects, remained at 27 percent of income before taxes.

Net income, before restructuring and special charges, net of tax, was CHF 379 million.

After these charges, net income reached CHF 311 million, as compared with CHF 344 million in 2003.

In both years, special items were incurred:

In 2003, the provision for income taxes was positively affected by the release of a provision of CHF 39 million, while the adoption of FASB Interpretation No. 46 resulted in a charge as a cumulative effect of change in accounting principles of CHF 16 million.

In 2004, CHF 80 million of pre-tax restructuring charges in the context of Project Shape, as well as the write-off of acquired in process R&D of CHF 11 million, offset by a related tax benefit of CHF 23 million, led to additional net charges of CHF 68 million. The settlement of a dispute related to the divestment of the Performance Polymers business in 2000, released some CHF 28 million as income from discontinued operations. This was incurred in the third quarter of 2004. Furthermore, certain outstanding tax matters were settled leading to CHF 15 million lower taxes in the first half.

Excluding these special items, comparable net income for 2004 amounted to CHF 336 million, compared with CHF 321 million in 2003 and the effective tax rate continued at 27 percent.

As the Company repurchased shares on the second trading line until August 2004, the number of weighted average shares outstanding dropped to 66 059 479.

Earnings per share before restructuring and special charges, were higher at CHF 5.74, from CHF 5.03. After restructuring and special charges, earnings per share were CHF 4.71, from CHF 5.03.

Cash Flow

Free cash flow reached CHF 270 million (2003: CHF 728 million). Included in free cash flow are cash outs of around CHF 46 million for specific acquisition related one time measures, including the build up of current assets for two new plants in China. While free cash flow in 2003 was very substantially enhanced by a reduction in current asset levels, 2004 cash flow saw a limited build up of inventories and receivables needed to accompany sales growth, particularly in Asia, as well as increased environmental spending (against provisions) for Toms River, U.S.

Capital expenditures reached CHF 294 million, including acquisitions, or CHF 275 million, excluding acquisitions. Although the majority is still invested in Europe for de-bottlenecking, environment, health, safety and maintenance investments, the share of investments in Asia has risen substantially. This underlines the decision to shift investments towards that region.

Balance Sheet

Receivables and inventories increased slightly due to the higher sales in Asia and in growth markets in other regions. Goodwill increased to CHF 1.6 billion following the Raisio Chemicals acquisition, and to a very small extent, other smaller acquisitions such as Pira International. Goodwill specifically related to Raisio Chemicals was CHF 198 million.

Net debt increased to CHF 1.84 billion, reflecting the spending for acquisitions (CHF 753 million), the reduction in nominal value of the shares (CHF 197 million) and the buy-back of shares mainly on the second trading line (CHF 157 million).

Short-term debt increased due to part of long-term debt maturing in 2005, having been reclassified to short-term.

The Company continues to have a very healthy financial structure with the overwhelming part of its debt in long-term financings and CHF 1.6 billion of cash.

Segment Overview

Sales development

Sales in Plastic Additives were up 7 percent in local currencies and 4 percent in Swiss francs. Geographically, growth was particularly good in Region China, the Americas, Japan and Germany. Price erosion was clearly below average, with more price increases implemented in the latter part of the year, as raw material costs showed signs of increasing. Volume growth, at 9 percent, was very satisfactory, as some 2 percent of sales were given up due to unsatisfactory margins. The more specialty products in particular, saw over-proportional sales growth. Ciba® Expert Services, including Pira, is part of Plastic Additives and is performing well.

Coating Effects’ sales were up 3 percent in local currencies and 1 percent in Swiss francs. Growth was evenly spread across Asia-Pacific, as well as Europe and the Americas. Demand for automotive and decorative/architectural colors continued firm. Imaging & Ink product sales recovered from a weak start of the year. Electronic Materials showed a very mixed picture with strong sales to LCD producers but a substantial drop in demand for dyes for CD-Rs following over-stocking by customers.

Water & Paper Treatment achieved 27 percent growth including acquisitions in local currencies, and 2 percent for the underlying business. Growth was most pronounced in Region China, as well as the U.S. and Germany. Water Treatment showed strong growth throughout the year, even accelerating towards year-end. Paper Chemicals recovered well from a weaker start and the detergent and hygiene products, previously included in the Home & Personal Care Segment, continued to be under pressure in terms of prices and volumes. The full integration of Raisio Chemicals into the Water & Paper Treatment Segment is well on track and the two businesses together have substantial opportunities for further market penetration and cross-selling. The acquisition has also strengthened geographic presence in the Nordic region and China.

Sales for Textile Effects were 5 percent lower than 2003 in local currencies and 7 percent in Swiss francs. Growth was seen primarily in Region China, which has become the segment’s biggest individual market, as well as Turkey and India. Textile Chemicals maintained sales levels in local currencies, although Textile Dyes saw further declines in price and volumes. Key is the shift of customers to Asia and the move in the market to lower quality textiles. Project Shape is designed to address many of the underlying structural factors influencing this business.

Profitability

Plastic Additives, which now includes the growth businesses of the former Home and Personal Care Segment with their heavy R&D investments, saw strong growth in EBITDA margin as the product mix improved, and production costs were kept stable despite significantly increased production volumes.

Coating Effects stabilized the margin on a high level despite the pressures in several areas. The temporary drop in activity levels in the Electronic Materials business line, as well as seasonal plant shut downs, led to lower results in the fourth quarter.

Water and Paper Treatment maintained its EBITDA margin before acquisitions, at 14 percent despite some heavy increases in raw material costs, especially in Water Treatment, but also in selected areas of Paper Chemicals. Key to this were sales price increases and volume growth, and especially a tight control of expenses. After the completion of the integration process and Project Shape, the Company is looking for a 14-15 percent EBITDA margin for the segment in 2006.

Margins in Textile Effects were notably affected in the fourth quarter from lower demand levels, as customers grappled with the effects of the WTO liberation of international trade. In order to improve the margins from the current low levels, strong efforts to contain production and general costs are underway.

Ciba Specialty Chemicals
Full year report 2004

Consolidated financial highlights (in millions of Swiss francs, except per share data)
			Change in %
Statements of income				Local
Year ended December 31,	2004	2003	CHF	curr. (a)

Net sales	7 027	6 646	+6	+8

Gross profit	2 171	2 067	+5	+9

Operating income before restructuring and special charges	610	571	+7	+16

Restructuring and special charges	(91)	0

Operating income	519	571	-9	-1

Financial income and expense, net	(147)	(132)

Income from continuing operations, before income taxes and minority interest	372	439	-15

Provision for income taxes	(85)	(74)

Minority interest	(4)	(5)

Income from continuing operations	283	360	-21

Income from discontinued operations, net of tax	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344	-9

Net income before restructuring and special charges	379	344	+10

Earnings per share, basic and diluted
Continuing operations	4.28	5.26

Discontinued operations	0.43	0.00

Cumulative effect of change in accounting principles	0.00	(0.23)

Net income per share	4.71	5.03

EBITDA (b)	913	937	-3	+3

EBITDA before restructuring and special charges	1 004	937	+7	+13

Balance sheets
December 31,	2004	2003

Current assets	4 382	4 939

Property, plant and equipment, net	3 015	2 963

Other long-term assets	3 609	3 196

Total assets	11 006	11 098

Current liabilities	2 140	1 780

Long-term liabilities	4 647	5 011

Minority interests	68	62

Shareholders’ equity	4 151	4 245

Total liabilities and shareholders’ equity	11 006	11 098

Statements of cash flows
Year ended December 31,	2004	2003

Net cash provided by operating activities	631	1 033

Net cash used in investing activities	(1 051)	(239)

Net cash used in financing activities	(304)	(742)

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)

Net (decrease) increase in cash and cash equivalents	(772)	25

Free cash flow (c)	270	728

Condensed business segment data
(in millions of Swiss francs)

			Change in %
				Local
Year ended December 31,	2004	2003	CHF	curr. (a)

Net sales

Plastic Additives	1 895	1 822	4	7

Coating Effects	1 818	1 807	1	3

Water & Paper Treatment	2 014	1 616	25	27

Textile Effects	1 300	1 401	(7)	(5)

Total net sales	7 027	6 646	6	8

Operating income before restructuring and special charges

Plastic Additives	224	165	36	39

Coating Effects	291	300	(3)	4

Water & Paper Treatment	126	130	(3)	5

Textile Effects	61	69	(12)	9

Corporate and other expenses	(92)	(93)

Operating income before restructuring and special charges	610	571	7	16

Depreciation and amortization

Plastic Additives	95	100	(6)	(4)

Coating Effects	103	97	7	8

Water & Paper Treatment	131	103	27	28

Textile Effects	56	60	(6)	(5)

Corporate	9	6

Total depreciation and amortization	394	366	7	9

			Change in %
				Local
Year ended December 31,	2004	2003	CHF	curr.(a)

EBITDA before restructuring and special charges

Plastic Additives	319	265	20	23

Coating Effects	394	397	(1)	5

Water & Paper Treatment	257	233	10	15

Textile Effects	117	129	(10)	3

Corporate(d)	(83)	(87)

EBITDA before restructuring and special charges	1 004	937	7	13

Operating income margin(e) before restructuring and special charges

Plastic Additives	11.9%	9.1%

Coating Effects	16.0%	16.6%

Water & Paper Treatment	6.3%	8.1%

Textile Effects	4.7%	4.9%

Operating income margin before restructuring and special charges	8.7%	8.6%

EBITDA margin(f) before restructuring and special charges

Plastic Additives	16.8%	14.6%

Coating Effects	21.7%	22.0%

Water & Paper Treatment	12.7%	14.4%

Textile Effects	9.0%	9.2%

EBITDA margin before restructuring and special charges	14.3%	14.1%

Exchange rates of principal currencies to CHF

			Average rates during period		End of period rates
Year ended December 31,			2004	2003	2004	2003

1	U.S. dollar	(USD)	1.24	1.35	1.15	1.25

1	British pound	(GBP)	2.27	2.20	2.21	2.21

1	Euro	(EUR)	1.54	1.52	1.54	1.56

100	Japanese yen	(JPY)	1.15	1.16	1.11	1.17

Three months ended December 31,

1	U.S. dollar	(USD)	1.19	1.31	1.15	1.25

1	British pound	(GBP)	2.21	2.23	2.21	2.21

1	Euro	(EUR)	1.53	1.55	1.54	1.56

100	Japanese yen	(JPY)	1.12	1.20	1.11	1.17

Notes to news release:
(a)	Change in percent in local currencies reflects the percent change in (i) 2004 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2003 and (ii) 2003 results, as reported.
(b)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(c)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.
(d)	Segment EBITDA excludes restructuring and special charges, as these apply principally to the Company as a whole and therefore are included in Corporate EBITDA. Corporate EBITDA before restructuring and special charges as shown above excludes restructuring and special charges.
(e)	Operating income margin is operating income expressed as a percentage of net sales.
(f)	EBITDA margin is EBITDA expressed as a percentage of net sales.

Reconciliation tables

(in millions of Swiss francs, except per share data)

EBITDA before restructuring and special charges

Year ended December 31,	2004	2003

EBITDA before restructuring and special charges	1 004	937

Restructuring and special charges	(91)	0

EBITDA	913	937

Depreciation and amortization	(394)	(366)

Operating income	519	571

Interest expense	(141)	(142)

Interest income	33	34

Other financial expense, net	(39)	(24)

Provision for income taxes	(85)	(74)

Minority interest	(4)	(5)

Income from discontinued operations, net of tax	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344

Operating income before restructuring and special charges

			Three months ended
	Year ended		(unaudited)
December 31,	2004	2003	2004	2003

Operating income before restructuring and special charges	610	571	97	87

Restructuring and special charges	(91)	0	(91)	0

Operating income	519	571	6	87

Net income and earnings per share before restructuring and special charges

	Year ended				Three months ended (unaudited)
	Net income		Earnings per share		Net income		Earnings per share
December 31,	2004	2003	2004	2003	2004	2003	2004	2003

Net income before restructuring and special charges	379	344	5.74	5.03	46	43	0.69	0.64

Restructuring and special charges, net of tax	(68)	0	(1.03)	0	(68)	0	(1.03)	0

Net income (loss)	311	344	4.71	5.03	(22)	43	(0.34)	0.64

Components of net debt

December 31,	2004	2003

Short-term debt	559	259

Long-term debt	2 917	3 187

Total debt	3 476	3 446

Cash and cash equivalents	(1 614)	(2 386)

Short-term investments	(22)	(11)

Net debt	1 840	1 049

Free cash flow

Year ended December 31,	2004	2003

Free cash flow	270	728

Net cash from investing activities before sale (acquisition) of businesses	241	168

Pro forma dividend	131	137

Restructuring payments	(11)	0

Net cash provided by operating activities	631	1033

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.